As filed with the Securities Exchange Commission on August 26, 2010

Registration No.  333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM S-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

SULPHCO, INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0224817
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

SulphCo, Inc.
4333 W.  Sam Houston Pkwy.  N., Suite 190
Houston, TX  77043
(713) 896-9100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Mr. Stanley W. Farmer
Vice President, Chief Financial Officer,
Treasurer and Corporate Secretary
SulphCo, Inc.
4333 W.  Sam Houston Pkwy.  N., Suite 190
Houston, TX  77043
(713) 896-9100
(Name, Address, including zip code, and
telephone number, including area code, of agent for service)

Copy to:
Robert S. Matlin, Esq.
Robert D. Shin, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, NY  10022
212-536-3900

Approximate date of proposed sale to the public:  From time to time after the Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer	☑
Non-accelerated filer (Do not check if smaller reporting company) ☐	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED(1)(2)	PROPOSED MAXIMUM OFFERING PRICE PER UNIT	PROPOSED MAXIMUM OFFERING PRICE		AMOUNT OF REGISTRATION FEE(3)
Warrants		100%
Common Shares, par value $0.001 per share		100%
Total		100%	$122,180,000	(3)	$

(1)
This registration statement (the “New Registration Statement”) includes unsold securities, consisting of warrants and shares of common stock covered by registration statement No. 333-145460 (the “Expiring Registration Statement”) pursuant to Rule 415(a)(6).

An indeterminate aggregate initial offering price or number of the securities of each identified class is being registered as may from time to time be issued by the registrant at indeterminate prices, with an aggregate initial offering price not to exceed $122,180,000 or the equivalent thereof in one or more other currencies, currency units or composite currencies.
(2)	Includes such indeterminate amounts of warrants and common shares as may from time to time be issued upon exercise, conversion or exchange of any securities that provide for that issuance.
(3)
A filing fee of $4,605 had previously been paid pursuant to the Expiring Registration Statement in connection with such unsold securities.  The registrant may continue to sell securities pursuant to the Expiring Registration Statement until the New Registration Statement becomes effective in accordance with Rule 415(a)(5).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

PROSPECTUS
SUBJECT TO COMPLETION, DATED AUGUST 26, 2010

$122,180,000

SulphCo, inc.

WARRANTS
COMMON SHARES

SulphCo, Inc. from time to time may offer to sell warrants and common shares.  The warrants may be exercisable for common shares of SulphCo, Inc.

The common shares of SulphCo, Inc. are listed on the NYSE Amex LLC and trade under the ticker symbol “SUF.”

The total amount of warrants and common shares will have an initial aggregate offering price of up to $122,180,000 or the equivalent amount in other currencies, currency units or composite currencies, although SulphCo, Inc. may increase this amount in the future.

The securities covered by this prospectus may be offered and sold to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered.  The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus.

Investing in our securities involves risks.  See ‘‘Risk Factors’’ beginning on page 6.  The prospectus supplement applicable to each type or series of securities we offer may contain a discussion of additional risks applicable to an investment in us and the particular type of securities we are offering under that prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus.  Any representation to the contrary is a criminal offense.

_______  __, 2010

About this Prospectus

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process.  Under this shelf process, we may sell any combination of the securities described in this prospectus.  This prospectus provides you with a general description of the securities we may offer.  When we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may also add, update or change information contained in this prospectus.  You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

SUMMARY

This summary highlights important information included in or incorporated by reference in this prospectus.  This summary does not contain all of the information that you should consider before investing in the common stock.  You should read the entire prospectus carefully, including the documents incorporated by reference in this prospectus.

References to "we," "us," "our company," “the Company” and "SulphCo" refer to SulphCo, Inc.

Our Company

We were incorporated in the State of Nevada in 1986.  Our predecessor, GRD, Inc., commenced its current line of business in 1999.  Our executive offices are located at 4333 W.  Sam Houston Pkwy N., Suite 190, Houston, TX 77043.   Our telephone number is (713) 896-9100.  Our corporate website is www.sulphco.com.   Information contained in our website is not part of this prospectus.

Our Business

Overview

SulphCo is an energy technology company focused on the development and commercialization of an oxidative desulfurization (“ODS”) process for crude oil products, crude oils, natural gasoline and condensate streams.  SulphCo’s oxidative desulfurization process consists of (1) the ultrasound assisted conversion of the sulfur compounds to their oxidized analogs employing its patented and proprietary Sonocracking™ technology, and (2) the subsequent removal of these oxidized compounds via adsorption, extraction, water wash or other similar separation techniques (the “SulphCo Process”).

Ever increasing environmental regulations are mandating the reduction of sulfur content in many fuels, including gasoline, diesel fuel, and bunker fuel.  For example, the sulfur specification for finished diesel fuel in certain jurisdictions is less than 10 parts per million (“ppm”), while typical starting concentrations are in the thousands of ppm. The currently practiced method for desulfurization is hydrodesulfurization (“HDS”).  HDS requires a large capital investment and suffers from high hydrogen and energy consumption as severe operating conditions have to be employed to treat the most refractory sulfur compounds. In contrast, the SulphCo Process allows for  comparably mild reaction conditions such as ambient temperatures and mild pressures, resulting in a potentially more cost effective and energy efficient alternative to HDS for certain applications within the refining, transportation, and blending market segments.

Research and Development Activities

The following is an update of the Company’s more significant research and development activities conducted in the first six-months of 2010.

Development of Catalyst Systems and Sulfur Removal Processes

Activities in the first six-months of 2010 continued to center around optimizing additive packages for the sulfur conversion step as well as establishing key parameters for the adsorption or extraction process typically needed for sulfur removal. Targeted efforts to improve cost/benefit ratios have led to the identification of a preferred new, cost effective catalyst system that distinguishes itself through high reactivity towards a wide range of sulfur compounds, robustness towards process conditions and wide range of applicability.  In diesel finishing and transmix applications, less than 10 ppm sulfur content has routinely been achieved employing this catalyst system.  In addition, this catalyst system also excels for natural gasoline and condensate streams.

We also continued dedicated work on sulfur removal for diesel and transmix streams, which included ongoing work in adsorption and a new effort in extraction.  Adsorption is the preferred means of sulfur removal for product streams with low sulfur content (100 ppm or less), while extraction is preferred for product streams with higher sulfur content. At least two potential adsorbent alternatives have been identified and characterized. Also, a suitable extraction solvent has been identified. Ongoing work will be oriented towards process implementation for the adsorption and extraction based processes.

The most promising work during the first six-months of 2010 has been directed towards desulfurization of natural gasoline, an important blend stock for on-road gasoline.  The above mentioned catalyst system has proven to be highly effective in the oxidation of the sulfur compounds contained in the samples of natural gasoline evaluated during the first six-months of 2010.  At least as important, the resulting oxidized sulfur species are water soluble due to their small molecular size and can be removed by employing a simple water wash.

Ultrasound Probe, Reactor and Control Systems

During the first six-months of 2010, the collaborative work between SulphCo and Märkisches Werk Halver, GmbH (“MWH”) continued to center around simplifying and enhancing the user friendliness of the equipment towards commercial operation as well as long-term endurance testing.  Highlights include development of a prototype forged probe to allow simplified mass production and a prototype tool that simplifies ultrasound probe swap-out.  Also, high intensity endurance testing of the current ultrasound probe/transducer assembly continued with positive results.  Testing will continue throughout the remainder of 2010.

Business Development Activities Update

The following is an update on the more significant business development activities in the regions that have been the focal point of the Company’s efforts during the first six months of 2010.

With respect to the Company’s ongoing commercial efforts, we continue to see a high level of interest in the Sonocracking™ process as potential customers see the value that can be driven by the technology.  We are pursuing what we believe are opportunities presenting the highest likelihood of near-term success for the technology (i.e., crude oil product streams such as diesel fuel, natural gasoline, and naphtha as well as low to moderate sulfur-containing crude oils and condensates) and are working with several potential customers to achieve this goal.

Europe

SulphCo and OMV Refining and Marketing GmbH (“OMV”) entered into a technology agreement in the first quarter of 2009 and have been working together since that time to jointly evaluate SulphCo’s Sonocracking™ technology in several of OMV’s refining applications.  During the first quarter of 2010, SulphCo’s efforts with OMV have centered on the evaluation of certain additional product streams from OMV’s facility in Burghausen, Germany.  During the second quarter of 2010, OMV collected and shipped samples of these product streams to SulphCo for further evaluation.  Testing of these samples has shown promising results.  In the near future, the Company expects to discuss these results with OMV.  While the Company is encouraged by the recent progress in Europe, there can be no assurance that the Company will be successful in implementing any commercial agreements.

North America

During the later part of 2009 and into the first quarter of 2010, SulphCo was pursuing a specific condensate application with an integrated major oil company with a facility located in North America. We have performed several lab-scale trials to demonstrate the effectiveness of our technology in this particular application.  Technical representatives from this company visited our Houston offices in June 2009 to confirm the lab-scale results and subsequently recommended the installation of a Sonocracking™ unit at this company’s facility in North America. In November 2009, this potential customer changed the process requirements associated with this condensate application. In response to this change, SulphCo formulated a proposed solution that met the new technical requirements and provided it to this potential customer.  Late in the first quarter of 2010, the potential customer notified SulphCo that it had completed its evaluation of investment and process options for this condensate application and had decided not to use the SulphCo Process for this particular application. Notwithstanding this application specific decision, discussions with technical representatives of this company continue with respect to other applications of the SulphCo Process in its facilities around the world.

We have presented in-house laboratory and third-party data with respect to the performance of the Sonocracking™ technology to an independent refiner located in the United States.  Based on those presentations and discussions, we are working on samples of various streams from its facility to determine the best value proposition for the technology in its system.  We have sent a collaboration proposal to this potential customer and are awaiting results of further laboratory tests to determine steps forward.  It is anticipated that this proposal may lead to collaboration on application specific technology developments and commercial scale demonstrations.

On September 15, 2009, SulphCo reported that it had executed a letter of intent with Laguna Development Corporation ("Laguna") to move toward the installation of SulphCo's desulfurization technology at Laguna's New Mexico trans-mix facility. On November 13, 2009, SulphCo reported that it had executed a letter of intent with Golden Gate Petroleum (“Golden Gate”) to move toward the installation of SulphCo’s technology at Golden Gate’s Nevada trans-mix facility.  SulphCo continues to work with Laguna, Golden Gate and other companies in the trans-mix market to meet their technical and commercial requirements to produce ultra-low sulfur diesel.  As of the end of the second quarter, neither of Laguna or Golden Gate has decided whether they want to go forward with the proposals that have been presented to them by SulphCo.

On June 23, 2010, SulphCo announced that it had executed a validation agreement (the “Validation Agreement”) with Enterprise Products Operating LLC (“Enterprise”), a wholly owned subsidiary of Enterprise Products Partners L.P.  Pursuant to the terms of the Validation Agreement, SulphCo will install a mobile Sonocracking™ unit at Enterprise’s natural gas liquids (“NGL”) fractionation facility located in Mont Belvieu, Texas for the purpose of evaluating the commercial scale performance of SulphCo’s Sonocracking™ technology on certain Enterprise natural gasoline streams produced at the facility following laboratory tests on such streams.  SulphCo expects that the installation will be completed by the end of July with commercial scale evaluations to follow during the ensuing eight to ten week period.  Concurrent with the execution of the Validation Agreement, SulphCo and Enterprise commenced negotiations on a definitive commercial agreement (the “Operating Agreement”).  While SulphCo expects that the Operating Agreement will be executed as soon as practicable after the successful completion of the commercial evaluation, there can be no guarantees that the evaluation phase will lead to a definitive commercial agreement.

In addition to the ongoing discussions described above, we have been contacted by several new potential customers expressing interest in the Sonocracking™ technology, including product pipeline companies, integrated major oil companies, independent oil companies, and small refiners.  The applications include sulfur reduction in natural gasoline, natural gas condensates, naphthas and diesel fuels. Work continues on samples provided by several of these potential customers which will form the basis for their evaluation of the Sonocracking™ technology in their respective systems.

While the Company is encouraged by the recent progress in North America, there can be no assurance that the Company will be successful in implementing any commercial agreements.

South America

Based on technical data presented by SulphCo at meetings with an Argentinean based oil company in 2009, the distribution agreement between SulphCo and J.W. Tecnologia Servicios Petroleros S.A.C. (“South American Distributor”) was expanded to include that certain company in Argentina.  We have also performed tests on crude oil and petroleum product streams provided by other South American companies through our South American Distributor and have achieved results consistent with testing performed on diesel fuels and oils originating from other areas of the world. Proposals for collaboration were sent to these potential customers in early 2009 and have lead to additional discussions on possible collaborative efforts to utilize the Sonocracking ™ technology on specific customer applications.  Additionally, SulphCo representatives, along with our South American Distributor met with two oil companies in Peru during March 2010 to discuss diesel fuel applications.  Samples of diesel from two different refineries in Peru owned by one of these oil companies have been sent to SulphCo for testing and evaluation.

Further, as a result of laboratory tests on samples provided by a large integrated oil company in Brazil, technology meetings were held in that country during the first quarter of 2009 and again during the first quarter of 2010. Based on positive feedback from these meetings, a proposal for collaboration on application specific technology and commercial scale demonstrations was sent to this potential customer.  In response to this proposal, discussions are being held with this company to identify the value proposition for site specific applications and determine the appropriate actions moving forward. Samples of diesel from the Brazilian oil company have been delivered to SulphCo’s Houston facility and testing on the samples is set to begin as soon as possible.  It is anticipated these discussions may ultimately lead to commercial demonstrations.

While the Company is encouraged by the recent progress in South America, there can be no assurance that the Company will be successful in implementing any commercial agreements.

RISK FACTORS

We are a development stage company with a limited operating history, which makes it more difficult to predict whether we will be able to successfully commercialize our technology and implement our business plan.

We are a development stage company with a limited operating history, and our principal technologies and products are not yet commercially proven.  Accordingly, there is a limited operating history upon which to base an assumption that we will be able to successfully implement our business plan.

Our technologies are not fully developed, are commercially untested, and therefore, the successful development and commercialization of our technologies remain subject to significant uncertainty.

Our activities, to date, have involved the research and development of our crude oil desulfurization and oxidative desulfurization technologies. We have not yet generated any material revenues since commencing these activities in January 1999.  Commercial application of our technologies will require further investment, development and testing.  We may be unable to complete the commercialization of our technologies on a timely basis, or at all.

Development and commercialization of a new technology, such as our SulphCo Process, is inherently subject to significant risks.  Accordingly, we cannot assure that our technology will perform in a commercial scale setting as indicated in initial laboratory or small scale testing or that we will be able to successfully commercialize our technology.  Introducing and enhancing a new technology involves numerous technical challenges, substantial financial and personnel resources, and often takes many years to complete.  We cannot be certain that we will be successful at commercializing our technology on a timely basis, or in accordance with milestones, if at all.  In addition, we cannot be certain that, once our technology is made operational in a commercial setting, it will perform as expected.  Our technology is complex and, despite further vigorous testing and quality control procedures, may contain undetected errors.  Any inability to timely deliver a commercially viable product or service could have a negative effect on our business, revenues, financial condition and results of operations.

We have a history of operating losses and have not generated material revenues to date, and we are unable to predict when or if we will generate material revenues on a sustained basis or achieve profitability.

We have not generated any material revenues, and we have experienced significant operating losses in each period since we commenced our current line of business in January 1999.  As of June 30, 2010, we had an accumulated deficit of approximately $161.7 million.  These losses are principally associated with the research and development of our Sonocracking™ units for desulfurization and upgrading of crude oil and other petroleum products, research and development of ultrasound technologies, development of pre-production prototypes and related marketing activity, and we expect to continue to incur expenses in the future for development, commercialization, sales and marketing activities related to the commercialization of our technology.  We cannot predict when or to what extent our technology or resulting products will begin to produce revenues on a sustained basis, or whether we will ever reach profitability. If we are unable to achieve significant levels of revenue on a sustained basis, our losses will continue.  If this occurs, we may be compelled to significantly curtail our business activities or suspend or cease our operations.

We may not have sufficient working capital in the future, and we may be unable to obtain additional capital, which could result in the curtailment, suspension or cessation of our business activity.  If we obtain additional financing, you may suffer significant dilution.

In the past we have financed our research and development activities primarily through debt and equity financings from third parties.  We expect our existing capital resources will be sufficient to fund our cash requirements into the first quarter of 2011 based upon projected levels of expenditures and anticipated needs.  However, we expect that additional working capital will be required in the future.

The extent and timing of our future capital requirements will depend upon several factors, including:

•	continued progress toward commercialization of our technologies;
•	rate of progress and timing of product commercialization activities and arrangements; and
•	our ability to establish and maintain collaborative arrangements with others for product development, commercialization, marketing, sales and manufacturing.

Accordingly, our capital requirements may vary materially from those currently planned, and we may require additional financing sooner than anticipated.

Sources of additional capital, other than from future revenues (for which we presently have no commitments) include proceeds from the exercise of warrants issued to the investors in the November 2007, May 2008, and January 2010 placements, funding through collaborative arrangements, licensing arrangements and debt and equity financings.  We do not know whether additional financing will be available on commercially acceptable terms when needed.  If we cannot raise funds on acceptable terms, we may not be able to successfully commercialize our technology, or respond to unanticipated requirements. If we are unable to secure such additional financing, we may have to curtail, suspend or cease all or a portion of our business activities.  Further, if we issue equity securities, our shareholders may experience severe dilution of their ownership percentages, and the new equity securities may have rights, preferences or privileges senior to those of our common stock.

Commercial activities by us in foreign countries could subject us to political and economic risks which could impair future potential sources of revenue or impose significant costs.

We are currently engaged in activities outside the U.S., including the Middle East, Austria, Europe, North America, South America and South Korea, and we expect to continue to do so in the future, either directly, or through partners, licensees or other third parties, in connection with the commercialization of our technologies.   The transaction of business by us in a foreign country, either directly or through partners, licensees or other third parties, may subject us, either directly or indirectly, to a number of risks, depending upon the particular country.  These risks may include, with respect to a particular foreign country:

•	government activities that may result in the curtailment of contract rights;
•	government activities that may restrict payments or limit the movement of funds outside the country;
•	confiscation or nationalization of assets;
•	confiscatory or other adverse foreign taxation regulations;
•	acts of terrorism or other armed conflicts and civil unrest;
•	currency fluctuations, devaluations and conversion restrictions; and
•	trade restrictions or embargoes imposed by the U.S. or a foreign country.

Many of these risks may be particularly significant in some oil producing regions, such as the Middle East and South America.

Our strategy for the development and commercialization of our technologies contemplates collaborations with third parties, making us dependent on them for our success.

We do not possess all of the capabilities to fully commercialize our desulfurization and upgrading technologies on our own.  Our success may depend upon partnerships and strategic alliances with third parties.  Collaborative agreements involving the development or commercialization of technology such as ours generally pose such risks as:

•	collaborators may not pursue further development or commercialization of products resulting from collaborations or may elect not to continue or renew research and development programs;
•
collaborators may delay development activities, underfund development activities, stop or abandon development activities, repeat or conduct new testing or require changes to our technologies for testing;

•	collaborators could independently develop, or develop with third parties, products that could compete with our future products;
•	the terms of our agreements with collaborators may not be favorable to us;
•	a collaborator may not commit enough resources, thereby delaying commercialization or limiting potential revenues from the commercialization of a product; and
•
collaborations may be terminated by the collaborator for any number of reasons, including failure of the technologies or products to perform in line with the collaborator’s objectives or expectations, and such termination could subject us to increased capital requirements if we elected to pursue further activities.

We have very limited manufacturing, marketing and sales experience, which could result in delays to the implementation of our business plan.

We have very limited manufacturing, marketing and product sales experience.  We cannot ensure that contract manufacturing services will be available in sufficient capacity to supply our product needs on a timely basis.  If we decide to build or acquire commercial scale manufacturing capabilities, we will require additional management and technical personnel and additional capital.

We rely on third parties to provide certain components for our products. If our vendors fail to deliver their products in a reliable, timely and cost-efficient manner, our business will suffer.

We currently depend on relationships with third parties such as contract manufacturing companies and suppliers of components critical for the product we are developing in our business.  If these providers do not produce these products on a timely basis, if the products do not meet our specifications and quality control standards, or if the products are otherwise flawed, we may have to delay product delivery, or recall or replace unacceptable products.  In addition, such failures could damage our reputation and could adversely affect our operating results.  As a result, we could lose potential customers and any revenues that we may have at that time may decline dramatically.

Our business is subject to the risk of supplier concentration.

We depend on a limited number of third party suppliers and vendors for the manufacturing and development of our Sonocracker™ units.  As a result of this concentration in our supply chain, our business and operations would be negatively affected if any of our key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of their products.  The partial or complete loss of one of these suppliers, or a significant adverse change in our relationship with any of these suppliers, could have a material adverse effect on our business, results of operations and financial condition.

We are highly dependent on our key personnel to manage our business, and because of competition for qualified personnel, we may not be able to recruit or retain necessary personnel.   The loss of key personnel or the inability to retain new personnel could delay the implementation of our business plan.

Our success depends to a significant degree on the continued services of our senior management and other key employees, and our ability to attract and retain highly skilled and experienced scientific, technical, managerial, sales and marketing personnel.  We cannot assure you that we will be successful in recruiting new personnel or in retaining existing personnel.  None of our senior management or key personnel has long term employment agreements with us.  We do not maintain key person insurance on any members of our management team or other personnel.  The loss of one or more key employees or our inability to attract additional qualified employees could delay the implementation of our business plan, which in turn could have a material adverse effect on our business, results of operations and financial condition.  In addition, we may experience increased compensation costs in order to attract and retain skilled employees.

Because the market for products utilizing our technologies is still developing and is highly competitive, we may not be able to compete successfully in the highly competitive and evolving desulfurization and upgrading market.

The market for products utilizing our technologies is still developing and there can be no assurance that our products will ever achieve market acceptance.  Because we presently have no customers for our business, we must convince petroleum producers, refiners and distributors to utilize our products or license our technology.  To the extent we do not achieve market penetration, it will be difficult for us to generate meaningful revenue or to achieve profitability.

The success of our business is highly dependent on our patents and other proprietary intellectual property, and we cannot assure you that we will be able to protect and enforce our patents and other intellectual property.

Our commercial success will depend to a large degree on our ability to protect and maintain our proprietary technology and know-how and to obtain and enforce patents on our technology.  We rely primarily on a combination of patent, copyright, trademark and trade secrets laws to protect our intellectual property.  Although we have filed multiple patent applications for our technology, and we have nine issued patents in the U.S., our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  Accordingly, we cannot assure you that any patents will be issued pursuant to our current or future patent applications or that patents issued pursuant to such applications will not be invalidated, circumvented or challenged.  Also, we cannot ensure you that the rights granted under any such patents will provide the competitive advantages we anticipate or be adequate to safeguard and maintain our proprietary rights.  In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.  Moreover, we cannot ensure you that third parties will not infringe, design around, or improve upon our proprietary technology.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by utilizing confidentiality agreements and, if applicable, inventor's rights agreements with our employees and third parties.  We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons will not assert rights to intellectual property arising out of these relationships.

We are a new entrant in our business and we face significant competition.

We are a new entrant in the market for development and sale of upgrading and sulfur reduction technology to the oil industry.  We face well-established and well-funded competition from a number of sources.  Our competitors in this area include manufacturers of conventional refinery desulfurization equipment and major integrated oil companies and oil refineries.  Most of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing, sales and service resources than we do.

Because of their experience and greater research and development capabilities, our competitors might succeed in developing and commercializing competing technologies or products which would render our technologies or products obsolete or non-competitive.

Regulatory developments could have adverse consequences for our business.

The regulatory environment that pertains to our business is complex, uncertain and changing rapidly.  Although we anticipate that existing and proposed governmental mandates regulating the sulfur content of petroleum products will continue to provide an impetus for customers to utilize our Sonocracking™ technology for desulfurization, it is possible that the application of existing environmental legislation or regulations or the introduction of new legislation or regulations could substantially impact our ability to launch and promote our proprietary technologies, which could in turn negatively impact our business.

Rules and regulations implementing federal, state and local laws relating to the environment will continue to affect our business, including laws and regulations which may apply to the use and operation of our Sonocracker™ units, and we cannot predict what additional environmental legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not been applied previously.  Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could have a materially adverse effect on our business.

To date, environmental regulation has not had a material adverse effect on our business, which is presently in the development stage.  However, future activities may subject us to increased risk as we seek to commercialize our units by reason of the installation and operation of these units at customer sites.  We intend to address these risks by imposing contractual responsibility, whenever practicable, on third party users for maintaining necessary permits and complying with applicable environmental laws governing or related to the operation of our units.  However, these measures may not fully protect us against environmental risks.  Furthermore, although we may be entitled to contractual indemnification from third parties for environmental compliance liabilities, this would not preclude direct liability by us to governmental agencies or third parties under applicable federal and state environmental laws.  We are presently unable to predict the nature or amount of additional costs or liabilities which may arise in the future related to environmental regulation.  However, such future liabilities and costs could be material.

We may be sued for product liability, which could result in liabilities which exceed our available assets.

We may be held liable if any product we develop, or any product which is made with the use of any of our technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing, sale or use.  We currently have no product liability insurance.  When we attempt to obtain product liability insurance, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities.  Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could inhibit the commercialization of products developed by us.  If we are sued for any injury caused by our products, our liability could exceed our available assets.

We are the defendant in several lawsuits, in which an adverse judgment against us could result in liabilities which exceed our available assets.

Details of the current status of outstanding litigation involving the Company are available in the Form 10-K for the fiscal year ended December 31, 2009 and the Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010.  An adverse judgment in any of these cases could result in material harm to our business or result in liabilities that exceed our available assets.

Our stock price is volatile, which increases the risk of an investment in our common stock.

The trading price for our common stock has been volatile, ranging from a sales price of $0.18 in July 2010, to a sales price of over $19.00 per share in January 2006.  The price has changed dramatically over short periods with decreases of more than 50% and increases of more than 100% percent in a single day.  An investment in our stock is subject to such volatility and, consequently, is subject to significant risk.

Sales of our common stock, or market expectations of such sales, may have an adverse impact on the market price of our common stock.

This prospectus relates to the sale of up to $122,180,000 in shares of common stock or warrants by the Company. Large sales volumes by the Company or market expectations of such sales could adversely affect the market price of our common stock.

The potential exercise of outstanding options and warrants could adversely affect the market price of our common stock, dilute the holdings of existing stockholders and impede our ability to obtain additional equity financing.

As of July 31, 2010, we had outstanding options and warrants to purchase approximately 22 million shares of our common stock.  If the option and warrant holders exercise their options and warrants, we will be obligated to issue additional shares of common stock at the stated exercise price.  The existence of such rights to acquire common stock at fixed prices may prove a hindrance to our efforts to raise future equity funding, and the exercise of such rights will dilute the percentage ownership interest of our stockholders and may dilute the value of their ownership. Future sales of shares issuable on the exercise of outstanding warrants and options at fixed prices below prevailing market prices, or expectations of such sales, could adversely affect the prevailing market price of our common stock, particularly since such warrants or options may be exercised at a fixed price and resold. Further, the holders of the outstanding options or warrants may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us.

We do not expect to pay dividends on our common stock in the foreseeable future.

Although our stockholders may receive dividends if, as and when declared by our board of directors, we do not presently intend to pay dividends on our common stock until we are able to generate revenues and profits on a sustained basis and available cash exceeds our working capital requirements. Therefore, you should not purchase our common stock if you need immediate or future income by way of dividends from your investment.

In certain cases, our board of directors has the ability to issue additional shares of our common stock without obtaining the approval of our stockholders, which issuances may result in further dilution to our stockholders.

Our corporate charter currently authorizes our board of directors to issue up to 150,000,000 shares of common stock, of which 101,708,741 shares were outstanding as of July 31, 2010. In certain cases, the power of the board of directors to issue shares of common stock or warrants to purchase shares of common stock is not subject to stockholder approval under Nevada state law, the state of our corporate organization. Any additional issuance of our common stock may have the effect of further diluting the equity interest of our stockholders.

Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock, none of which are issued or outstanding, and to determine the price, and the rights, preferences, privileges and restrictions, without any further vote or action by our stockholders. The rights of the holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Rights, preferences and privileges applicable to future preferred stock issuances could include dividend, liquidation and voting rights which are greater than rights afforded our common stockholders. Because the holders of preferred stock may be entitled to vote on some matters as a class, issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company. The issuance of preferred stock, while providing desirable flexibility, could have the effect of making it more difficult for a third party to acquire control of our company.

Our former Chairman and CEO may attempt to control corporate decisions, and his interests may differ from the interests of other stockholders.

As of the date of this prospectus Dr. Rudolf W. Gunnerman beneficially owned approximately 10.08% of our issued and outstanding common stock. Accordingly, Dr. Gunnerman may effectively be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. Dr. Gunnerman’s interests may differ from the interests of other stockholders and, therefore, result in corporate decisions that may be disadvantageous to other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change in control, which could have a material adverse effect on our stock price.

We may be delisted from the NYSE Amex LLC resulting in a more limited market for our common stock.

On June 30, 2010, we were notified of our failure to comply with the NYSE Amex LLC’s (the “Exchange”) continued listing standards under section 1003(a) (iii) of the Exchange’s Company Guide because our stockholders' equity was less than $6,000,000 and we have had losses from continuing operations and net losses in our five most recent fiscal years.  The notice was based on a review by the Exchange of our publicly available information, including the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2010 at which time the Company’s stockholders’ equity was approximately $5.3 million.   As of June 30, 2010 our stockholders' equity was approximately $3.3 million resulting in our failure to comply with Section 1003(a)(ii) of the Company Guide because our stockholders’ equity was less than $4,000,000 and we had losses from continuing operations and net losses in three of our four most recent fiscal years. During the week ended July 30, 2010, we submitted to the Exchange a plan outlining our efforts to regain compliance with the Exchange's continued listing requirements. The Exchange has 45 days in which to decide whether the plan is acceptable. The plan consisted of several elements, but primarily focused on the sales of our products and services and raising additional equity capital.  If (i) our plan is not accepted, (ii) we do not make progress toward regaining compliance consistent with our plan, or (iii) we are not in compliance at the end of the plan period, then our shares of common stock may be delisted from the Exchange.  If the Exchange delists our common stock, we anticipate that our common stock would be quoted on the OTC Bulletin Board or possibly the so-called "pink sheets." Even if our common stock is quoted on such systems, a delisting by the Exchange could harm our investors by reducing the liquidity and market price of our common stock. Additionally, a delisting could negatively affect us by reducing the number of investors willing to hold or acquire our common stock, which could negatively affect our ability to access public capital markets.  If the Company is not listed on a national exchange and/or if our public float remains below $75 million, it will be limited in its ability to file new shelf registration statements on Form S-3 and/or to fully use one or more registration statements on Form S-3 that have been filed with the Securities and Exchange Commission.  Any such limitations may have a material adverse effect on the Company’s ability to raise the capital needed to continue its operations.

Because our common stock may be subject to rules governing low priced securities, market liquidity for our common stock could be adversely impacted.

If our common stock trades below $5.00 per share and is not listed on the NYSE Amex LLC or a national or regional securities exchange, our common stock is subject to the low priced security or so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For any transaction involving a penny stock, unless exempt, the rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission relating to the penny stock market. These rules also require that the broker determine, based upon information obtained from the investor, that transactions in penny stocks are suitable for the investor, and require the broker to obtain the written consent of the investor prior to effecting the penny stock transaction. The broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. So long as our common stock is characterized as a penny stock, the market liquidity for these shares could be severely affected. The regulations relating to penny stocks could limit the ability of broker-dealers to sell these securities and, in turn, the ability of stockholders to sell their shares in the secondary market.

We may have difficulty managing our growth.

We expect to experience significant growth if we are successful in our efforts to roll out our Sonocracking units on a worldwide basis.  This growth exposes us to increased competition, greater operating, marketing and support costs and other risks associated with entry into new markets and the development of new products, and could place a strain on our operational, human and financial resources.  To manage growth effectively, we must:

•	attract and retain qualified personnel;

•	upgrade and expand our infrastructure so that it matches our level of activity;

•	manage expansion into additional geographic areas; and

•	improve and refine our operating and financial systems and managerial controls and procedures.

If we do not effectively manage our growth, we will not be successful in executing our business plan, which could materially adversely affect our business, results of operations and financial condition.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding:

•	implementing our business strategy;

•	development, commercialization and marketing of our products;

•	our intellectual property;

•	our estimates of future revenue and profitability;

•	our estimates or expectations of continued losses;

•	our expectations regarding future expenses, including research and development, sales and marketing, manufacturing and general and administrative expenses;

•	difficulty or inability to raise additional financing, if needed, on terms acceptable to us;

•	our estimates regarding our capital requirements and our needs for additional financing;

•	attracting and retaining customers and employees;

•	sources of revenue and anticipated revenue; and

•	competition in our market.

These statements are only predictions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not required to and do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under “Risk Factors” and elsewhere in this prospectus.

In this prospectus, we refer to information regarding our potential markets and other industry data. We believe that we have obtained this information from reliable sources that customarily are relied upon by companies in our industry, but we have not independently verified any of this information.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the net proceeds from the sale of the securities by SulphCo to which this prospectus relates will be used for general corporate purposes.  These purposes may include repayment of debt, acquisitions, additions to working capital, capital expenditures and investments in our subsidiaries.

PLAN OF DISTRIBUTION

The securities being offered by this prospectus may be sold:

•	through agents,

•	to or through one or more underwriters on a firm commitment or best efforts basis,

•	through put or call option transactions relating to the securities,

•	through broker-dealers (acting as agent or principal),

•	directly to purchasers, through a specific bidding or auction process or otherwise, or

•	through a combination of any such methods of sale.

The prospectus supplement will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them, and

•	the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on the NYSE Amex LLC or any other organized market where the securities may be traded.  The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices.  The consideration may be cash or another form negotiated by the parties.  Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities.  That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities.  Any dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts.  If such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act of 1933.

Agents may from time to time solicit offers to purchase the securities.  If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent.  Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.  Any agent selling the securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments.  Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters.  If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable.  The prospectus and prospectus supplement will be used by the underwriters to resell the securities.

If a dealer is used in the sale of the securities, we, or an underwriter will sell the securities to the dealer, as principal.  The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.  To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

We may directly solicit offers to purchase the securities and may make sales of securities directly to institutional investors or others.  These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities.  To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities.  If required, the prospectus supplement will describe the terms and conditions of the indemnification or contribution.  Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries.

Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

Any person participating in the distribution of common shares registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common shares by that person.  Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common shares to engage in market-making activities with respect to our common shares.  These restrictions may affect the marketability of our common shares and the ability of any person or entity to engage in market-making activities with respect to our common shares.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids that stabilize, maintain or otherwise affect the price of the offered securities.  For a description of these activities, see the information under the heading ‘‘Underwriting’’ in the applicable prospectus supplement.

Any common shares that qualify for sale pursuant to Rule 144 of the Securities Act, or Regulation S under the Securities Act, may be sold under Rule 144 or Regulation S rather than pursuant to this prospectus.

To the extent that we make sales to or through one or more underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a distribution agreement between us and the underwriters or agents.  If we engage in at-the-market sales pursuant to a distribution agreement, we will issue and sell our common shares to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis.  During the term of any such agreement, we may sell shares on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents.  The distribution agreement will provide that any common shares sold will be sold at prices related to the then prevailing market prices for our common shares.  Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time and will be described in a prospectus supplement.  Pursuant to the terms of the distribution agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our common shares or other securities.  The terms of each such distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus.

In the event that any underwriter or agent acts as principal, or broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain or otherwise affect the price of our securities.  We will describe any such activities in the prospectus supplement relating to the transaction.

Offers to purchase the securities offered by this prospectus may be solicited, and sales of the securities may be made, by us of those securities directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales of the securities.  The terms of any offer made in this manner will be included in the prospectus supplement relating to the offer.

In connection with offerings made through underwriters or agents, we may enter into agreements with such underwriters or agents pursuant to which we receive our outstanding securities in consideration for the securities being offered to the public for cash.  In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions.  If so, the underwriters or agents may use the securities received from us under these arrangements to close out any related open borrowings of securities.

One or more firms, referred to as ‘‘remarketing firms,’’ may also offer or sell the securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase.  Remarketing firms will act as principals for their own accounts or as agents for us.  These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities.  The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation.  Remarking firms may be deemed to be underwriters in connection with the securities they remarket.  Remarketing firms may be entitled under agreements that may be entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Issuer Forward Sale.    We may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions.  If the applicable prospectus supplement indicates, in connection with those derivatives, such third parties (or affiliates of such third parties) may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions.  If so, such third parties (or affiliates of such third parties) may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of shares, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of shares.  The third parties (or affiliates of such third parties) in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Share Borrow Facility.    We or a selling shareholder may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus.  Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our equity securities.  Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities.  Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent.  The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of 150,000,000 common shares, par value $0.001 per share, and 10,000,000 preferred shares, par value $0.001 per share.  As of July 31, 2010, we had outstanding (i) 101,708,741 common shares, (ii) warrants to purchase an additional 16,088,480 common shares, (iii) options to purchase an additional 5,819,885 common shares and (iv) no preferred shares.

Common Shares

Generally.  Generally, each shareholder is entitled to one vote for each common share held on all matters submitted to a vote of shareholders.  Cumulative voting for the election of directors is not provided for in our Restated Articles of Incorporation or By-laws, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.  The common shares are not entitled to preemptive rights and are not subject to conversion or redemption.  Upon the occurrence of a liquidation, dissolution or winding-up, the holders of common shares would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities, subject to any resolution of the shareholders providing otherwise and to any liquidation preference on any other class of shares that rank ahead of the common shares.

Issuance of Shares.  Subject to our By-laws and Nevada law, our board of directors has the power to issue any of our unissued shares as it determines, including the issuance of any shares or class of shares with preferred, deferred or other special rights.

Our Board of Directors and Corporate Action.  Our Restated Articles of Incorporation provide that our board of directors shall consist of not less than three (3) members, as the board of directors may determine.  Our board currently consists of six (6) directors.  Each director serves a one-year term.  Shareholders may only remove a director for cause at any time and only by the affirmative vote of sixty-six and two-thirds percent (66-2/3%).

Generally, the affirmative votes of a majority of the votes cast at any meeting at which a quorum is present are required to authorize a resolution put to vote at a meeting of the board of directors.  Corporate action may also be taken by a unanimous written resolution of the board of directors without a meeting.  The quorum necessary for the transaction of business at a meeting of the board of directors shall be a majority of the directors then in office.

Shareholder Action.  At the commencement of any general meeting, holders of our common stock present in person and representing, in person or by proxy, more than 50% of the total issued voting power of our shares shall constitute a quorum for the transaction of business.  In general, any questions proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with our By-laws.  Shareholders do not have the ability to take action by written request.

Amendment.  The By-laws may only be amended by a resolution adopted by the board of directors.

Transfer Agent and Registrar.  Integrity Stock Transfer serves as transfer agent and registrar for our common shares.

Incorporation of Certain Information by Reference

The SEC allows this prospectus to "incorporate by reference" certain other information that we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update this information.  In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.  We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities that we have registered have been sold:

(1)	Our Annual Report, on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on February 25, 2010;

(2)	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 5, 2010 and for the quarter ended June 30, 2010, filed with the SEC on July 22, 2010;

(3)	Our Current Reports on Form 8-K filed January 29, 2010*, February 4, 2010*, June 11, 2010, June 23, 2010* and July 7, 2010*;

(4)	The description of our common stock contained in our report on Form 8-A filed on October 3, 2005; and

(5)
In addition, we also incorporate by reference in to this prospectus additional information that we may subsequently file with the Securities and Exchange Commission under Section 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of the offering.  These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

*The Regulation FD disclosure is not incorporated by reference into this registration statement.

If you make a request for such information in writing or by telephone, we will provide to you, at no cost, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part.  Requests should be addressed to us as follows:

SulphCo, Inc.
4333 W.  Sam Houston Pkwy N., Suite 190
Houston, TX  77043
Attn:  Mr. Stanley W. Farmer
Vice President, Chief Financial Officer,
Treasurer and Corporate Secretary
Telephone:  (713) 896-9100

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement.  We have not authorized anyone else to provide you with different information.  We will not make an offer of the shares of our common stock in any state where the offer is not permitted.  You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

CERTAIN ERISA CONSIDERATIONS

We and our affiliates may each be considered a party in interest within the meaning of the Employee Retirement Income Security Act of 1974 (ERISA), or a disqualified person under corresponding provisions of the Internal Revenue Code of 1986 (the Code), relating to an employee benefit plan.  Prohibited transactions within the meaning of ERISA and the Code may result if any securities offered by this prospectus are acquired by or with the assets of a pension or other employee benefit plan relating to which we or any of our affiliates is a service provider, unless those securities are acquired under an exemption for transactions effected on behalf of that plan by a ‘‘qualified professional asset manager’’ or an ‘‘in-house asset manager’’ or under any other available exemption.  Additional special considerations may arise in connection with the acquisition of capital securities by or with the assets of a pension or other employee benefit plan.  The assets of a pension or other employee benefit plan may include assets held in the general account of an insurance company that are deemed to be ‘‘plan assets’’ under ERISA.  Any employee benefit plan or other entity subject to such provisions of ERISA or the Code proposing to acquire the offered securities should consult with its legal counsel.

EXPERTS

The financial statements as of December 31, 2009 and 2008 and for the three years ended December 31, 2009, incorporated by reference in this prospectus, have been so included in reliance on the report of Hein & Associates LLP, independent certified public accountants and a registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus has been passed upon for us by McDonald Carano Wilson LLP, Reno, Nevada.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.  You may also read and copy any document we file at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C.  20549.  Please call the SEC at 1-800-732-0330 for further information on the Public Reference Room.  Our SEC filings are also available to the public over the internet from the SEC's website at http://www.sec.gov, or at our website at http://www.sulphco.com.

This prospectus provides you with a general description of the common stock being registered.  This prospectus is part of a registration statement that we have filed with the SEC.  This prospectus does not contain all the information contained in the registration statement.   Some items are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the SEC.  Statements made in this prospectus concerning the contents of any documents referred to in the prospectus are not necessarily complete.  With respect to each such document filed with the SEC as an exhibit to the registration statement, please refer to the exhibit for a more complete description, and each such statement is qualified by such reference.  To see more detail, you should read the exhibits and schedules filed with our registration statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby.  All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$0
Accounting fees and expenses	$2,500
Printing and engraving	$500
Legal fees and expenses	$10,000
Miscellaneous	$1,000
Total	$14,000

Item 15.  Indemnification of Directors and Officers

Section 78.7502 of the Nevada Revised Statutes Annotated ("Nevada RSA") provides that a Nevada corporation may indemnify its directors and officers against expenses, judgments, fines, and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful.  Section 78.7502 of the Nevada RSA further provides that, in connection with the defense or settlement of any action by or in the right of a Nevada corporation, a Nevada corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation.  Section 78.7502 of the Nevada RSA further permits a Nevada corporation to grant its directors and officers additional rights of indemnification through by-law provisions and otherwise.

Article VI of our Amended and Restated By-Laws provides that we will indemnify our directors and officers and advance costs and expenses incurred by such officers and directors to the fullest extent permitted by Nevada law.  Our Amended and Restated By-Laws also permit us to enter into agreements with any director or officer or to obtain insurance indemnifying directors and officers against certain liabilities incurred by them in the performance of their duties, including liabilities under the Securities Act of 1933.  We currently maintain a policy of insurance indemnifying directors and officers against certain liabilities incurred by them in the performance of their duties.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 16.  Exhibits and Financial Statement Schedules

(a)	Exhibits:

3.1[1]	Restated Articles of Incorporation, as amended and filed with the Nevada Secretary of State

3.2[2]	Amended and Restated Bylaws

5.1	Opinion of McDonald Carano Wilson LLP

23.1	Consent of Hein & Associates LLP

23.2	Consent of McDonald Carano Wilson LLP (Included in Exhibit 5.1)

24.1	Power of Attorney (Included in Signature Page)

(b)	Financial Statement Schedules

None.

Item 17.  Undertakings

The undersigned Registrant hereby undertakes:

(a)           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or its most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement.  Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered), and any deviation from the low or high end of the estimated maximum offering range, may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

PROVIDED, HOWEVER,

(a)           that the undertakings set forth in paragraphs (a)(i), (a)(ii) and (a)(iii) above do not apply if the information required with or furnished to the Securities and Exchange Commission to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

[1]
Incorporated by reference from the Company’s Form 10-KSB, filed with the SEC on March 29, 2004, the amendment disclosed in the Form 8-K, filed with the SEC on June 25, 2008 and the amendment disclosed in the Definitive Proxy Statement, filed with the SEC on April 30, 2009.

[2]
Incorporated by reference from the Company’s Form 10-KSB/A, filed with the SEC on April 22, 2003, as amended on January 17, 2007 (Form 8-K filed on January 22, 2007), May 29, 2007 (Form 8-K filed on June 1, 2007) and March 27, 2009 (Form 8-K filed on March 30, 2009).

(b)         that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)          That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)           Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)           Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(e)          That, for the purpose of determining liability of a Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)           Any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)          Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned Registrant or used or referred to by an undersigned Registrant;

(iii)         The portion of any other free writing prospectus relating to the offering containing material information about an undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv)         Any other communication that is an offer in the offering made by an undersigned Registrant to the purchaser.

 (f)          That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 26th day of August, 2010.

SULPHCO, INC.

By:	/s/ Larry D. Ryan
Larry D. Ryan
Chief Executive Officer

KNOW BY ALL MEN THESE PRESENTS, that each person whose signature appears below constitutes and appoints Larry D. Ryan and Stanley W. Farmer or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Larry D. Ryan	Chief Executive Officer, Director	August 26, 2010
Larry D. Ryan	(Principal Executive Officer)

/s/ Stanley W. Farmer	Vice President, Chief Financial Officer,	August 26, 2010
Stanley W. Farmer	Treasurer and Corporate Secretary
(Principal Financial Officer and
Principal Accounting Officer)

/s/ Fred S. Zeidman	Chairman of the Board, Director	August 26, 2010
Fred S. Zeidman

/s/ Robert J. Hassler	Director	August 26, 2010
Robert J. Hassler

/s/ Orri Hauksson	Director	August 26, 2010
Orri Hauksson

/s/ Robert H.C. van Maasdijk	Director	August 26, 2010
Robert H.C. van Maasdijk

/s/ Lawrence G. Schafran	Director	August 26, 2010
Lawrence G. Schafran

EXHIBIT INDEX

3.1	Restated Articles of Incorporation[1]

3.2	Amended and Restated Bylaws[2]

5.1	Opinion of McDonald Carano Wilson LLP

23.1	Consent of Hein & Associates LLP

23.2	Consent of McDonald Carano Wilson LLP (Included in Exhibit 5.1)

24.1	Power of Attorney (Included in Signature Page)

[1]
Incorporated by reference from the Company’s Form 10-KSB, filed with the SEC on March 29, 2004, the amendment disclosed in the Form 8-K, filed with the SEC on June 25, 2008 and the amendment disclosed in the Definitive Proxy Statement, filed with the SEC on April 30, 2009.

[2]
Incorporated by reference from the Company’s Form 10-KSB/A, filed with the SEC on April 22, 2003, as amended on  January 17, 2007 (Form 8-K filed on January 22, 2007), May 29, 2007 (Form 8-K filed on June 1, 2007), April 9, 2008 (Form 8-K filed on April 11, 2008 and Form 8-K/A filed on April 15, 2008), June 20, 2008 (Form 8-K filed on June 25, 2008) and March 27, 2009 (Form 8-K filed on March 30, 2009).